# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GeoPark Ltd, CIK 0001464591
CUSIP: G38327105
Title of class of securities: Common shares, par value US$0.001 per share
Address of issuer's principal executive offices: Calle 94 No 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Date of event which requires filing of this statement: 03/10/2026
Filed by CIK 0001506666
Persons authorized to receive notices and communications: Cameron Grainger, 585 8th Av. SW, 2700 Eighth Avenue Place, West Tower, Calgary, Alberta Canada (A0), T2P 1G1, (403) 237-1708

## Reporting persons
- Parex Resources Inc. (CIK 0001506666): type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); source of funds: working capital (WC); sole voting power 6,085,086; shared voting power 0; sole dispositive power 6,085,086; shared dispositive power 0; aggregate amount beneficially owned 6,085,086 (9.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares, par value US$0.001 per share
Name of issuer: GeoPark Ltd
Address of issuer's principal executive offices: Calle 94 No 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Comment: This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to the Schedule 13D filed on October 29, 2025 (as amended by Amendment No. 1 dated December 11, 2025 and Amendment No. 2 dated February 23, 2026, the "Schedule 13D") by Parex Resources Inc., an Alberta corporation (the "Reporting Person"), relating to the Common Shares, par value US$0.001 per share (the "Common Shares"), of GeoPark Limited, an exempted company incorporated under the laws of Bermuda (the "Company"), whose principal executive offices are located at Calle 94 No 11-30, 8 Piso, Bogota, Colombia, 00000. Except as specifically amended by this Amendment No. 3, the Schedule 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 5, 2026, Frontera Energy Corporation ("Frontera"), which wholly owns Frontera Petroleum International Holdings B.V. ("Frontera Petroleum"), determined that the Reporting Person's binding offer to acquire Frontera Petroleum was superior to the terms of the Company's definitive arrangement agreement. On March 9, 2026, the Company publicly announced that it had determined not to increase the consideration it had originally offered to acquire Frontera Petroleum. As a result, on March 10, 2026, Frontera terminated its definitive arrangement agreement with the Company and entered into a definitive arrangement agreement with the Reporting Person with respect to the acquisition of Frontera Petroleum.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Person and as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth on the cover page of this Statement, and such information is incorporated herein by reference. The percentage used herein is calculated based on an aggregate of 64,625,278 Common Shares outstanding as of March 5, 2026, based on the information contained in the Company's press release included in the Company's Form 6-K dated March 5, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) of this Statement is incorporated herein by reference.

## Signatures
- Parex Resources Inc.: /s/ Cameron Grainger, Cameron Grainger (03/12/2026)